RYERSON HOLDING CORPORATION

227 West Monroe Street

27th Floor

Chicago, Illinois 60606

June 27, 2016

via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Julie Griffith

Re:	Ryerson Holding Corporation (CIK No. 0001481582) (the “Registrant”)
Registration Statement on Form S-3 (Commission File No. 333-211966)
(the “Registration Statement”)
Withdrawal of Acceleration Request

Dear Ms. Griffith:

Reference is made to our letter, filed as correspondence via EDGAR on June 23, 2016, in which we requested the acceleration of the effective date of the above referenced Registration Statement on Form S-3 (File No. 333-211966) for June 27, 2016 at 2:00 p.m. Eastern Time in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective time.

Should you have any questions regarding any of the foregoing, please do not hesitate to contact me at (312) 292-5000 or Cristopher Greer of Willkie Farr & Gallagher LLP, our legal counsel, at (212) 728-8000.

Sincerely,

/s/ Mark S. Silver
Mark S. Silver
Authorized Officer

cc:	Cristopher Greer, Willkie Farr & Gallagher LLP